Mount Burgess Gold Mining Co NL 82-1235

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Ref: L3138
12 November 2003

03037726

03 DEC -1 AM 7:21

SUPPL

Mr Howard E. Goldberg
Division of Corporate Finance
United States Securities Exchange Commission
WASHINGTON DC 20649
United States of America

Dear Mr Goldberg

For your records please find enclosed announcements to the Australian Stock Exchange as follows:

12/09/03	Commencement of Drilling Programmes – Botswana and Namibia
17/09/03	Recovery of a Diamond from a Drillhole – Tsumkwe, Namibia
26/09/03	Appendix 3Y Nigel Raymond Forrester
01/10/03	Recovery of a G10 Garnet with a Diamond – Tsumkwe, Namibia
10/10/03	Significant Basemetals Drilling Results – PL 69/2003 Botswana
10/10/03	Results – AGM Resolutions
14/10/03	Significant Basemetals Drilling Results – PL 69/2003 Botswana
15/10/03	Kihabi Basemetals Project – Botswana
22/10/03	Placement 6,000,000 f/paid ordinary shares
29/10/03	Kihabi Basemetals Project – Botswana
31/10/03	Quarterly Report 30 September 2003
12/11/03	Kihabi Basemetals Project – Botswana

PROCESSED
DEC 03 2003
THOMSON
FINANCIAL

Yours sincerely
MOUNT BURGESS MINING N.L.

dw 12/1

pp **Jan Forrester**
Company Secretary

encl.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
12 September 2003

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

COMMENCEMENT OF DRILLING PROGRAMMES - BOTSWANA AND NAMIBIA

Basemetals Drilling Programme - Botswana

This is to inform you that the Company expects to commence a 1,100 metre reverse circulation (RC) drilling programme next week within the recently awarded Prospecting Licence 69/2003 in northwest Botswana ("Ngamiland") which has previously been explored by Billiton Botswana Pty Ltd ("Billiton").

Billiton drilled two percussion drillholes 1.5 kms apart into a geochemical anomaly 2.75 kms long and 0.35 kms wide. Significant zones of zinc (Zn), silver (Ag) and lead (Pb) mineralisation were intercepted in the drillholes as detailed below:

Drillhole	Depth (m)	Intersection Width (m)	Zn Value (%)	Pb Value (%)	Ag Value (g/t)	Comments
AP 11	21 - 35	14	0.61	0.59	-	
	44 - 58	14	1.19	0.53	-	
	70-100	**30 ***	**2.76**	**0.91**	**20.8**	**Ag values range from 2.5 to 58.0 g/t.**
AP 12	25 - 38	13	1.24	0.60	9.8	Range of values for other metals include: V 45 to 10,000 ppm Cu 245 to 1,540 ppm
	73 - 81	8	0.78	0.32	-	

* hole ended in mineralisation.

The Company's planned RC drilling programme has been designed to test for mineralisation up and down-dip of the existing drillhole intercepts as well as testing the continuity of the anomaly along strike from previous drilling.

Billiton's previous prospecting also identified several other areas of geochemical and rock-chip anomalies within PL 69/2003. Significant results were reported from trenches excavated into a geochemical anomaly 10 kms south of the planned drilling programme which returned values of 3.98% Zn, 102 ppm Ag, 12.4% Pb and 1.6% vanadium (V). Six drillholes drilled in this area, intercepted gossanous material and highly anomalous Zn, Ag and Pb mineralisation. The mineralised area is folded and sheared and although Billiton recommended that follow-up work be completed to better determine the controls on mineralisation, no further work was undertaken.

Mount Burgess now holds title for precious metals and basemetals over continuous prospecting licences on either side of the Botswana/Namibia border. The tenement holding covers an entire fault-bounded Proterozoic-aged carbonate sub-basin. Recent research by the Company into mineralisation models in Namibia and Botswana indicates that strong potential exists for sediment-hosted base and precious metals deposits in this sub-basin, particularly for sedimentary exhalative ("sedex") - type and Mississippi Valley ("MVT") - type deposits such as those at Tsumeb and Berg Aukas.

Diamond Exploration Project, Tsumkwe - Namibia

On completion of this programme, the drill rig will then be used to drill individual targets on the Company's diamond exploration project at Tsumkwe in Namibia.

Yours faithfully,

J J Moore
Director

All information in this report pertaining to ore reserves, mineral resources and exploration results, together with any related assessments and interpretations, has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
17 September 2003

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

DIAMOND EXPLORATION
TSUMKWE, Namibia
EPL's 2012, 2014, 2817, 2818, 2819, 3019 and 3020
(In joint venture between MTB (Namibia) (Proprietary) Ltd 90% and Kimberlite Resource (Pty) Ltd 10%)

RECOVERY OF A DIAMOND FROM A DRILLHOLE

The Company has received confirmation overnight from the Council of Geosciences in Pretoria, South Africa, of the discovery of a macro diamond (0.4 mm to 0.8 mm sieve size) recovered from a percussion drillhole which was drilled into a magnetic anomaly.

The drillhole, located some 34 km northwest of the Gura Kimberlite (discovered by the Company in November 2001) terminated in basalt at 49m.

The diamond was recovered from the drill section between 28m to 30m. This section was logged as "alternating layers of silicified and calcertised sandstone. At 27m - 28m a conglomerate sandstone with inclusions of very fine grained fresh greenish black fragments (sub-rounded ≥ 2 mm)" was intersected.

Within the drill section between 23m and 30m, 5 class 6 (refer notes) kimberlitic garnets were also recovered, together with a background of several non kimberlitic garnets.

The information from the drill log tends to suggest that the drillhole was drilled into a regional sedimentary trap site, fed from palaeo drainage possibly from the east. Of interest are the very fine grained fresh greenish black fragments which are unique to the horizon within which the diamond was recovered. Samples of these fragments will be submitted for petrographic analysis.

The chances of recovering a diamond in a 6.5 inch diameter drillhole are extremely low. Consequently the Company sees this result as significant.

Further assessment of this area will be conducted in an effort to locate the kimberlite source and also to determine any alluvial diamond potential.

Yours faithfully,

Dr Richard Russell (PhD., M.Aus.I.M.M.)

Information in this report pertaining to the exploration results from the Tsumkwe project has been approved for release by Dr Richard Russell, Phd., M.Aus.I.M.M., a qualified consulting geologist with more than five years experience in the field being reported on.

Note 1: Class 6 grains show signs of moderate to extensive amounts of wear to their surfaces. The amount of wear to the surfaces of kimberlitic indicator mineral grains is used as a general guide to determine the distance the grains have travelled from their kimberlitic source.

Rule 3.19A.2

03 ... - ... 7:21

Appendix 3Y
Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**MOUNT BURGESS MINING N.L.**
ABN	**31 009 067 476**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nigel Raymond Forrester
Date of last notice	7 September 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
DIRECT INTEREST	Nigel Raymond Forrester
INDIRECT INTEREST	Caroline Forrester (daughter) Claire Forrester (daughter)
	Jan Forrester (spouse) EST D M Forrester (late mother)
	Salto Pty Ltd Beta Man Svc. S/F a/c
Date of change	17 and 18 September 2003
No. of securities held prior to change **DIRECT INTEREST**	
Nigel Raymond Forrester	7,245,576 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST **Caroline Forrester (daughter)**	273,000 ordinary fp shares
Claire Forrester (daughter)	161,000 ordinary fp shares
Jan Forrester (spouse)	434,910 ordinary fp shares 250,000 unlisted options
Est DM Forrester (late mother)	13,860 ordinary fp shares
Salto Pty Ltd **Beta Man Svc S/F a/c**	1,000,000 ordinary fp shares 2,500,000 ordinary fp shares

+ See chapter 19 for defined terms.

TOTAL	11,628,346 ordinary fp shares 750,000 unlisted options
Class	Ordinary fp shares Unlisted Options
Number acquired **Bets Man. Svs. S/F/ A/C on market purchases**	20,000
Value/Consideration - purchases Note: If consideration is non-cash, provide details and estimated valuation.	$1,700
No. of securities held after change	
DIRECT INTEREST **Nigel Raymond Forrester**	7,245,576 ordinary fp shares 500,000 unlisted options
INDIRECT INTEREST **Caroline Forrester (daughter)** **Claire Forrester (daughter)** **Jan Forrester (spouse)** **Est DM Forrester (late mother)** **Salto Pty Ltd** **Beta Man Svc S/F a/c**	 273,000 ordinary fp shares 161,000 ordinary fp shares 434,910 ordinary fp shares 250,000 unlisted options 13,860 ordinary fp shares 1,000,000 ordinary fp shares 2,520,000 ordinary fp shares
TOTAL	11,648,346 ordinary fp shares 750,000 unlisted options
Nature of Changes	On Market Trades

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	

+ See chapter 19 for defined terms.

Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

Lodged: 26 September 2003

+ See chapter 19 for defined terms.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
1 October 2003

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

DIAMOND EXPLORATION
TSUMKWE, Namibia
EPL's 2012, 2014, 2817, 2818, 2819, 3019 and 3020
(In joint venture between MTB (Namibia) (Proprietary) Ltd 90% and Kimberlite Resource (Pty) Ltd 10%)

RECOVERY OF A G.10 GARNET WITH A DIAMOND

Further to the recovery, as announced on 17th of September 2003, of a macro diamond from the interval 28m to 30m in a percussion drill hole at the Tsumkwe Project, a "Group 10" ("G10") pyrope garnet, as confirmed by the Council for Geosciences, Pretoria South Africa, has been recovered from the interval 23m to 28m, in the same drill hole.

G10 garnets are considered to be of the highest priority as indicators in the search for diamond bearing kimberlites.

This is the first G10 garnet to be recovered from a drill hole on this project and its association with a diamond within the same drill hole is considered to be significant.

Yours faithfully,

Mr J.J. Moore, B(App.) Sc., M.Aus.I.M.M.

Information in this report pertaining to the exploration results from the Tsumkwe project has been approved for release by. Mr J.J. Moore, B(App.) Sc., M.Aus.I.M.M., a qualified geologist with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.
ACN: 009 067 476
Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
10 October 2003

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Significant Basemetals Drilling Results - PL 69/2003 Botswana

This is to inform you that the Company has received preliminary assay results from a portion of the first reverse circulation drillhole KIH1 to be completed from an eight hole drilling programme currently underway at the Kihabe Project located in northwest Botswana.

Drillhole KIH1 was terminated in mineralisation because of bit wear at a depth of 127m. The hole was drilled as a twin hole to verify the results from a 100 metre deep percussion drillhole completed by Billiton Botswana (Pty) Ltd ("Billiton") in 1982. Billiton drilled two percussion drillholes 1.5 kms apart to test a Zn/Pb geochemical anomaly 2.75 kms long and 0.35 kms wide. Both of Billiton's drillholes intersected significant mineralised zones containing zinc (Zn), silver (Ag) and lead (Pb).

The preliminary results are for the entire downhole interval assayed so far from 43 metres to 98 metres. Significant Zn, Pb, Ag, arsenic (As) and cadmium (Cd) mineralisation was intersected and is outlined below.

Drillhole	**Depth** (m)	**Intersection width (m)**	**Zn Value (%)**	**Pb Value (%)**	**Ag Value (g/t)**	**As Value (g/t)**	**Cd Value (g/t)**
KIH1	43 - 98	56	1.5*	0.7*	26	225	48
	includes 68 - 80	13	4.4*	1.5*	35	273	125

* Includes preliminary results for;
Pb from 71 - 72m and 77 - 78m
Zn from 71 - 73m and 74 - 79m
These results may change slightly following check assaying by ICP-OES.

Results from 0 to 43m and from 99 to 127m are yet to be analysed.

Visible mineralisation was observed by the field geologist in drill chips over the entire remaining interval from 99 metres to the base of the drillhole at a depth of 127 metres. Results from this mineralised zone will be reported as they are received by the Company.

In KIH3, a step back hole 50m from K1H1, visible mineralisation has been observed by the field geologist from 97m to 125m downhole, the depth to which this hole has currently been drilled. An attempt will be made to drill this hole as deep as possible in an effort to drill through the mineralised zone and establish its width. Results from this hole will be reported once available.

Assay determination work on the drill samples is being carried out at Ongapolo Processing (Pty) Ltd's analytical laboratory located at the Tsumeb Smelter Facility at Tsumeb in northwest Namibia. Samples are collected for every one metre downhole interval, split on site to approximately 3 kg and the entire sample fraction is pulverised prior to mixed-acid digestion and analysis by ICP-OES for 13 elements.

Numerous other areas with geochemical and rock-chip anomalies were identified as a result of Billiton's previous prospecting activities within PL 69/2003 and coupled with the initial results received from this current drilling programme, strong potential exists for the discovery of sediment-hosted base and precious metals deposits in this prospecting licence.

Yours faithfully,

J J Moore
Director

All information in this report pertaining to ore reserves, mineral resources and exploration results, together with any related assessments and interpretations, has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.



Mount Burgess Mining N.L.
Kihabe Project - Botswana
Drill Section Looking Grid West
KIH003
KIH001 (Mount Burgess)
AP0011 (Billiton)
KIH002
0mRL
0mRL
Sand Cover
Awaiting Results
Awaiting Results
Awaiting Results
Inferred Contact
-50mRL
-50mRL
30m@2.41% Zn -->
0.80% Pb
33.7g/t Ag
(68-98m)
<-- 30m@2.76% Zn
0.91% Pb
20.9g/t Ag
(70-100m)
Dolomite
Sandstone
100m
Awaiting Results
(Visible mineralisation
noted by field geologist)
?
-100mRL
-100mRL
?
KIH003
Currently at
125m depth
?
127m
150m
150m
30m
>= 0.5% Zn

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: L6504

10 October 2003

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Following are the results of the Resolutions put to members of the Company at today's Annual General Meeting.

Resolution 1 To receive and consider the financial report, including the directors' declaration, for the year ended 30 June 2003 and related directors' report and audit report.

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
38,114,885	0	0	2,910,540

Resolution 2 To consider and if thought fit, pass the following as an ordinary resolution:

"that Mr Ronald William O'Regan, who retires by rotation in accordance with Clause 13.3 of the Company's Constitution, and being eligible, be re-elected as a Director of the Company."

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
38,114,885	0	0	2,910,540

Resolution 3 To consider and if thought fit, pass the following as an ordinary resolution:

"that the placement as announced to the Australian Stock Exchange on 16 April 2003 of 5,500,000 ordinary shares, which rank parri passu with existing shares, to Citicorp Nominees at a value of $0.07 per share to raise the Company $385,000 be approved."

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
38,114,885	0	0	2,910,540

Resolution 4 To consider and if thought fit, pass the following as an ordinary resolution:

"that the placement as announced to the Australian Stock Exchange on 1 August 2003 of 5,000,000 ordinary shares, which rank parri passu with existing shares, to:

Commonwealth Custodial Services Limited	1,700,000 shares
Citicorp Nominees	3,300,000 shares

at a value of $0.08 per share to raise the Company $400,000 be approved."

Resolution was decided by show of hands.

Total number of proxy votes exercisable by proxies validly appointed:

For	Against	Abstain	At Proxy's Discretion
38,114,885	0	0	2,910,510

Yours faithfully,

Jan Forrester
Company Secretary

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
14 October 2003

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Significant Zone of Basemetals Mineralisation – PL 69/2003 Botswana

This is to inform you that the Company is currently drilling a reverse circulation drillhole KIH4 which is a step back hole 25m from KIH1, preliminary results from which were reported to the market on the 10th of October 2003, containing zinc, lead and silver mineralisation.

Overnight reports from the field geologist supervising the drilling of KIH4 have confirmed that visible mineralisation was intersected as anticipated at 57m, a dolomite/sandstone contact and that the hole is still in mineralisation at 192m, giving an intersection of 135m at this stage. The hole will have to be terminated at 200m because of bit wear.

Assay results from this hole will probably be available in about 2 weeks time.

Yours faithfully,

J J Moore
Director

All information in this report pertaining to ore reserves, mineral resources and exploration results, together with any related assessments and interpretations, has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
15 October 2003

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Kihabi Basemetals Project PL 69/2003 Botswana
Significant Zone of Mineralisation 400m Along Strike

Further to our announcement of 14th October, this is to confirm that reverse circulation drillhole KIH4 was terminated at 200m depth, still in mineralisation.

Overnight reports from the field geologist confirm that reverse circulation drillhole KIH5, located 400m northeast and along strike from KIH4, intersected mineralisation as anticipated at 21m and has continued in mineralisation to 105m, the current depth of the hole. Drilling is continuing.

Assay results from this hole will probably be available in about 2 weeks time.

Reverse circulation drilling is being conducted within a zinc and lead soil geochemistry anomaly, 2.4 kms in length, where assays from drillholes received to date have shown significant intercepts of zinc, lead and silver (refer to announcement 10th October 2003).

Yours faithfully,

J J Moore
Director

All information in this report pertaining to ore reserves, mineral resources and exploration results, together with any related assessments and interpretations, has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.



Zn ppm
911
358
235
181
141
119
103
92
82.5
73.1
63.8
56.2
49.7
44.7
39.2
31.6
7.04
500m
KIH2
AP011
KIH1
KIH4
KIH3
AP12
25-38m 13m@1.24% Zn, 0.60% Pb, 9.8g/t Ag
73-81m 8m@0.78% Zn, 0.32% Pb
KIH5
Awaiting Results
AP11
21-35m 14m@0.61% Zn, 0.59% Pb
44-58m 14m@1.91% Zn, 0.5% Pb
70-100m 30m@2.76% Zn, 0.91% Pb, 20.9g/t Ag
KIH1
68-98m 30m@2.41% Zn, 0.80% Pb, 33.7g/t Ag
KIH2
Awaiting Results
KIH3
Awaiting Results
KIH4
Awaiting Results
NAMIBIA
BOTSWANA
Billiton Botswana (Pty) Ltd Drillhole (1982)
Mount Burgess Mining N.L. Drillhole (2003)
MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
Zinc Soil Geochemical Anomaly showing Historical and Recent Drilling Intersections

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
22 October 2003

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

On 21 October 2003, Mount Burgess Mining N.L. completed a placement of 6,000,000 fully paid ordinary shares to raise $840,000. The placement was at an issue price of $0.14 per share. A placement fee of 2% will be paid on the issue.

Proceeds from the placement will be used to fund geophysical programmes, drilling and working capital.

In accordance with ASIC Class Order 02/1180, Mount Burgess advises that there is no information to disclose of the kind that would be required to be disclosed under Section 713 of the Corporations Act 2001 if a prospectus were lodged in relation to the offer of the Placement shares other than information which has been disclosed to ASX; and

There will be no section 731(6) Corporations Act 2001 determination in force with respect of MTB at the time at which the Placement shares are issued.

Yours faithfully,

Nigel Forrester
Managing Director

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
29 October 2003

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Kihabi Basemetals Project PL 69/2003 Botswana
Significant Zones of Basemetals Mineralisation

On the 10th October 2003 the Company announced preliminary results from reverse circulation drillhole KIH1, which had to be terminated at 127m because of bit wear. Final results have now been received by the Company as detailed below:

KIH1 FINAL results

Drillhole	Depth (m)	Intersection Width (m)	Zn Value	Pb Value	Ag Value	As Value	Cd Value
KIH1	42-100	**58**	1.5%	0.7%	25 g/t	227 g/t	49 g/t
(includes	*67-80*	***13***	***4.0%***	*1.5%*	*39 g/t*	*284 g/t*	*116 g/t*
(includes	*89-91*	***2***	*1.3%*	*0.5%*	***253 g/t***	*735 g/t*	*29 g/t*
(includes	*93-100*	***7***	***2.2%***	*0.6%*	*7 g/t*	*140 g/t*	*55 g/t*

Since this announcement, reverse circulation drillhole KIH3, a stepback hole drilled 50m behind KIH1, also had to be terminated at 120m because of bit wear and was thus not able to test the complete width of mineralisation at depth.

The following results from a portion of this hole have now been received:

KIH3 results received to date from the interval 90m to 120m

Drillhole	Depth (m)	Intersection Width (m)	Zn Value	Pb Value	Ag Value	As Value	Cu Value	Cd Value
KIH3	105-114	**9**	**2.5%**	1.1%	**61 g/t**	487 g/t	0.02%	78 g/t
	*118-120	***2**	-	-	***64 g/t**	*474 g/t	***0.4%**	-
(* Drillhole terminated while still in mineralisation)								

It is interesting to note that **significant copper values were returned from the final 2 metres drilled in KIH3 (0.5% copper from the final metre drilled)**. These results may be indicative of metals zonation within the mineralised zone and future deeper drilling will be designed to test for further copper enriched zones at depth.

Reverse circulation drillhole KIH4 was then drilled as a stepback hole 27m from KIH1 (in between KIH1 and KIH3). This hole was drilled to a depth of 200m.

Provisional results from a portion of this hole have now been received.

KIH4 results received to date from the interval 49m to 153m

Drillhole	Depth (m)	Intersection Width (m)	Zn Value	Pb Value	Ag Value	As Value	Cd Value
KIH4	57-59	**2**	1.0%	0.3%	11 g/t	206 g/t	6 g/t
	66-67	**1**	0.6%	**2.6%**	21 g/t	200 g/t	136 g/t
	69-71	**2**	1.3%	-	-	596 g/t	3 g/t
	80-90	**10**	**3.0%**	1.4%	12 g/t	350 g/t	72 g/t
(includes	*80-85*	***5***		***2.1%)***			
	96-105	**9**	***>4.5%**	1.5%	31 g/t	401 g/t	164 g/t
(Results for Zn are provisional – range from **4.2%Zn** to **>6%Zn**)*							
	108-109	**1**	1.7%	0.4%	23 g/t	549 g/t	51 g/t
	110-112	**2**	***>5.4%**	**2.7%**	**194 g/t**	500 g/t	268 g/t
(Results for Zn are provisional – range from **3.9%Zn** to **>7%Zn**)*							
	125-139	**14**	1.8%	0.6%	4 g/t	150 g/t	49 g/t

Reverse circulation drillhole KIH5 was then drilled 400m northeast and along strike from KIH1. This hole was drilled to 150m. Results from a portion of this hole have now been received:

KIH5 results received to date from the interval 19m to 106m

Drillhole	Depth (m)	Intersection Width (m)	Zn Value	Pb Value	Ag Value	As Value	Cd Value
KIH5	52-83	**31**	1.0%	0.3%	5 g/t	118 g/t	17 g/t
(includes	*77-83*	***6***	***2.0%***				
	91-106	***15**	*1.1%	*0.4%	*7 g/t	*401 g/t	*68 g/t
(includes	*96-103*	*7*	*1.5%*	*0.6%*	*8 g/t*	*573 g/t*	*102 g/t*
(* Last assay result received still in mineralisation – further results to come)							

Further results will be reported as they are received.

Reverse circulation drilling is being conducted within a zinc and lead soil geochemistry anomaly, 2.4 kms in length, where assays from drillholes received to date have shown significant intercepts of zinc, lead, silver and most recently copper mineralisation.

Yours faithfully,

J J Moore
Director

All information in this report pertaining to ore reserves, mineral resources and exploration results, together with any related assessments and interpretations, has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.


Zn ppm
911
358
235
181
141
119
103
92
82.5
73.1
63.8
56.2
49.7
44.7
39.2
31.6
7.04
500m
499500 mE
500000 mE
500500 mE
501000 mE
501500 mE
502000 mE
502500 mE
503000 mE
7823000 mN
7822500 mN
7822000 mN
7821500 mN
7821000 mN
7820500 mN
KIH2
KIH1
AP011
KIH4
KIH3
AP12
25-38m 13m@1.24% Zn, 0.60% Pb, 9.8g/t Ag
KIH6
Awaiting Results
KIH5
0.3% Pb, 5g/t Ag
1.1% Zn, 0.4% Pb, 7g/t Ag
AP11
21-35m 14m@0.61% Zn, 0.59% Pb
44-58m 14m@1.91% Zn, 0.5% Pb
70-100m 30m@2.76% Zn, 0.91% Pb, 20.9g/t Ag
KIH1
68-98m 30m@2.41% Zn, 0.80% Pb, 33.7g/t Ag
KIH3
105-114m 9m@2.5% Zn, 1.1% Pb, 61g/t Ag
2m@64g/t Ag, 0.4% Cu
KIH4
80-90m 10m@3.0% Zn, 1.4% Pb, 12g/t Ag
96-105m 9m@>4.5% Zn, 1.5% Pb, 31g/t Ag
110-112m 2m@>5.4% Zn, 2.7% Pb, 194g/t Ag
125-139m 14m@1.8% Zn, 0.6% Pb, 4g/t Ag
Billiton Botswana (Pty) Ltd Drillhole (1982)
Mount Burgess Mining N.L. Drillhole (2003)
NAMIBIA
BOTSWANA
MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
Zinc Soil Geochemical Anomaly showing Historical and Recent Drilling Intersections


Mount Burgess Mining N.L.
Kihabe Project - Botswana
Drill Section Looking Grid West
KIH003 (MTB)
KIH004 (MTB)
AP0011 (Billiton)
KIH001 (MTB)
KIH002 (MTB)
0mRL
Sand Cover
Awaiting Results
KIH004
10m@3.0% Zn
1.4% Pb
12g/t Ag
(80-90m)
AP0011
30m@2.8% Zn
0.9% Pb
21g/t Ag
(70-100m)
-50mRL
KIH003
9m@2.5% Zn
1.1% Pb
61g/t Ag
(105-114m)
9m@>4.5% Zn
1.5% Pb
31g/t Ag
(96-105m)
KIH001
30m@2.4% Zn
0.8% Pb
34g/t Ag
(68-98m)
2m@>5.4% Zn
2.7% Pb
194g/t Ag
(110-112m)
-100mRL
2m@64g/t Ag
0.4% Cu
(118-120m)
120m
Abandoned
127m
Abandoned
14m@1.8% Zn
0.6% Pb
4.0g/t Ag
(125-139m)
150m
Inferred Contact
-150mRL
Dolomite
Sandstone
200m
30m
>= 0.5% Cu
>= 0.5% Zn


Mount Burgess Mining N.L.
Kihabe Project - Botswana
Drill Section Looking Grid West
KIH005 (MTB)
0mRL
Sand Cover
Awaiting Results
-50mRL
31m@1.0% Zn
0.3% Pb
5.0g/t Ag
(52-83m)
Dolomite
Sandstone
15m@1.1% Zn
0.4% Pb
7.0g/t Ag
(91-106m)
-100mRL
Inferred Contact
150m
30m
>= 0.5% Zn

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

QUARTERLY REPORT

30 September 2003

Highlights

AFRICA

TSUMKWE DIAMOND EXPLORATION PROJECT - NAMIBIA

* Recovery of a diamond and a G10 garnet from a drillhole.

KIHABI BASEMETALS PROJECT - BOTSWANA

* Significant zones of basemetals mineralisation encountered in drilling a 2.4 km long geochemical anomaly.

MOUNT BURGESS MINING N.L.

REPORT FOR THE QUARTER ENDED 30 SEPTEMBER 2003

AFRICA

DIAMOND EXPLORATION

TSUMKWE, Namibia
EPL's 2012, 2014, 2817, 2818, 2819, 3019 and 3020
(In joint venture between MTB (Namibia) (Proprietary) Ltd 90% and Kimberlite Resource (Pty) Ltd 10%)
EPL's 3021 and 3022
(MTB (Namibia) (Proprietary) Ltd 100%)

Exploration work during the quarter was directed towards the collection of loam samples and processing/classifying kimberlitic indicator grains.

Drill Sample Heavy Mineral Processing and Binocular Microscopy

Heavy mineral processing work and optical sorting by binocular microscopy continued for samples collected from 96 previously drilled exploration holes, returning positive results for kimberlitic indicators (refer to Glossary 2) from 18 of the drillholes.

Of great significance was the discovery of a macro diamond and a G10 garnet (refer to Glossary 5) in the +0.4 mm to -0.8 mm sieve size, recovered from a 6.5 inch diameter percussion drillhole (NAM 352) which was drilled into a magnetic anomaly.

The drillhole, located some 34 km northwest of the Gura Kimberlite (discovered by the Company in November 2001) terminated in basalt at 49m.

The diamond was recovered from the drill section between 28m to 30m. This section was logged as "alternating layers of silicified and calcretised sandstone. At 27m - 28m a conglomerate sandstone with inclusions of very fine grained fresh greenish black fragments (sub-rounded ≥ 2 mm)" was intersected.

Within the drill section between 23m and 30m, 5 Class 6 (refer to Glossary 3) kimberlitic garnets were also recovered, together with a background of several non kimberlitic garnets. Electron microprobe analysis of the kimberlitic garnets confirmed one as a G10 garnet.

The information from the drill log tends to suggest that the drillhole was drilled into a regional sedimentary trap site, fed from palaeo drainage possibly from the east. Of interest are the very fine grained fresh greenish black fragments which are unique to the horizon within which the diamond was recovered.

Further assessment of this area will be conducted using ground-based gravity surveys (refer to Glossary 1) and drilling during November 2003 in an effort to locate the kimberlite source and also to determine any alluvial diamond potential.

A full summary of the results received from sample processing and sorting during the quarter follows:

Drillhole	Drillhole Interval	Diamond	Garnet Classification	Grain Size
NAM244	25-30m		1xClass 5	+0.4mm to -0.8mm
	35-40m		1xClass 5	+0.4mm to -0.8mm
NAM246	65-70m		1xClass 5	+0.4mm to -0.8mm
NAM250	29-35m		1xClass 6	+0.4mm to -0.8mm
	35-40m		1xClass 6	+0.4mm to -0.8mm
	46-51m		1xClass 6	+0.4mm to -0.8mm
NAM253	24-29m		2xClass 6	+0.4mm to -0.8mm
	29-34m		4xClass 6	+0.4mm to -0.8mm
NAM289	0-5m		1xClass 5	+0.4mm to -0.8mm
NAM295	30-35m		1xClass 6	+0.4mm to -0.8mm
NAM296	20-25m		1xClass 6	+0.4mm to -0.8mm
NAM301	45-50m		1xClass 5	+0.8mm to -1.2mm
	45-50m		1xClass 5	+0.4mm to -0.8mm
NAM319	0-5m		1xClass 6	+0.4mm to -0.8mm
NAM321	10-15m		3xClass 6	+0.4mm to -0.8mm
NAM326	15-20mm		1xClass 6	+0.4mm to -0.8mm
NAM327	0-5m		1xClass 6	+0.4mm to -0.8mm
	10-15m		1xClass 6	+0.4mm to -0.8mm
NAM338	19-24m		2xClass 6	+0.4mm to -0.8mm
	24-29m		1xClass 6	+0.4mm to -0.8mm
NAM339	29-34m		2xClass 6	+0.4mm to -0.8mm
NAM347	24-27m		1xClass 5	+0.4mm to -0.8mm
NAM348	29-33m		1xClass 6	+0.4mm to -0.8mm
NAM349	13-17m		1xClass 6	+0.4mm to -0.8mm
NAM352	23-28m		2xClass 6	+0.4mm to -0.8mm
	28-30m	1	3xClass 6	+0.4mm to -0.8mm
	Total =	1 diamond	37 pyrope garnets	

Surface Loam Sampling

One hundred and fifty loam samples (refer to Glossary 4) were collected during the quarter.

The samples were distributed throughout the project area and were designed to rank basement geophysical targets by testing for the surface occurrence of kimberlitic indicator minerals which may have been shed from a kimberlite.

A total of 100 of the 150 samples collected were processed and sorted during the quarter. Six loam samples returned positive results for kimberlitic garnet resulting in the recovery of seven Class 6 pyrope garnets in the +0.4 mm to -0.8 mm size fraction from three prospect areas.

Sample processing and indicator mineral observing during the quarter was also completed for 103 loam/gravel samples collected prior to the quarterly period. A total of 39 samples returned positive results for the occurrence of pyrope garnet from four prospect areas as follows:

- 1 garnet was classified as a Class 5 grain in the +1.2 mm to -2.0 mm size fraction.
- 8 garnets were classified as Class 5 grains in the +0.8 mm to -1.2 mm size fraction.
- 12 garnets were classified as Class 5 grains in the +0.4 mm to -0.8 mm size fraction.
- 2 garnets were classified as Class 6 grains in the +0.8 mm to -1.2 mm size fraction.
- 38 garnets were classified as Class 6 grains in the +0.4 mm to -0.8 mm size fraction.

BASEMETALS EXPLORATION

KIHABE, Botswana

PL 69/2003

(Mount Burgess Mining N.L. 100%)

On 1st July 2003 the Company was awarded Prospecting Licence 69/2003 ("PL 69/2003") for base and precious metals. PL 69/2003 is located in the northwest of Botswana, on the border with Namibia and is contiguous with Exclusive Prospecting Licences 2818 and 3022, held by the Company in Namibia which are currently being explored for diamonds and basemetals. PL 69/2003 covers an area of 1,000 km^2.

Previous exploration within PL 69/2003, which included soil geochemical sampling, trenching, orientation gravity/resistivity surveys and percussion drilling, was carried out by Billiton Botswana (Pty) Ltd ("Billiton") during the period 1981 to 1982. Out of 20 holes drilled by Billiton, 13 returned values for zinc ("Zn") and/or lead ("Pb") above a cut off value of 1%.

Two of the twenty drillholes (AP11 and AP12) were drilled 1.5 km apart into a Zn and Pb soil geochemical anomaly extending for 2.4 kms in length and located immediately east of the Namibia/Botswana border.

Results from Billiton drillholes AP 11 and AP 12, drilled 1.5 kms apart, are as follows:

Drillhole	Depth (m)	Intersection Width (m)	Zn Value (%)	Pb Value (%)	Ag Value (g/t)
AP 11	21 - 35	14	0.61	0.59	-
	44 - 58	14	1.19	0.53	-
	*70 - 100	*30	*2.76	*0.91	*20.8
(Drillhole terminated while still in mineralisation)*					
AP 12	25 - 38	13	1.24	0.60	9.8
	73 - 81	8	0.78	0.32	-

In September 2003 the Company commenced a 12 hole reverse circulation drilling programme to test for mineralization up and down-dip of Billiton's existing drillhole intercepts as well as testing the continuity of the anomaly along strike from previous drilling.

Drilling results received to date are as follows (refer to cross-sections and geochemical plan attached for drillhole locations):

KIH1 FINAL results (drillhole terminated at 127m due to excessive bit wear).

Drillhole	Depth (m)	Intersection Width (m)	Zn Value	Pb Value	Ag Value	As Value	Cd Value
KIH1	42-100	**58**	1.5%	0.7%	25 g/t	227 g/t	49 g/t
(includes	*67-80*	***13***	***4.0%***	*1.5%*	*39 g/t*	*284 g/t*	*116 g/t*
(includes	*89-91*	***2***	*1.3%*	*0.5%*	***253 g/t***	*735 g/t*	*29 g/t*
(includes	*93-100*	***7***	***2.2%***	*0.6%*	*7 g/t*	*140 g/t*	*55 g/t*

Reverse circulation drillhole KIH3, a stepback hole drilled 50m behind KIH1, was terminated prematurely at 120m due to excessive bit wear and was thus not able to test the complete width of mineralisation at depth.

The following results from a portion of this hole have now been received:

KIH3 results received to date from the interval 90m to 120m

Drillhole	Depth (m)	Intersection Width (m)	Zn Value	Pb Value	Ag Value	As Value	Cu Value	Cd Value
KIH3	105-114	**9**	**2.5%**	1.1%	**61 g/t**	487 g/t	0.02%	78 g/t
	*118-120	***2**	-	-	***64 g/t**	*474 g/t	***0.4%**	-
(* Drillhole terminated while still in mineralisation)								

It is interesting to note that **significant copper values were returned from the final 2 metres drilled in KIH3 (0.5% copper from the final metre drilled)**. These results may be indicative of metals zonation within the mineralised zone and future deeper drilling will be designed to test for further copper enriched zones at depth.

Reverse circulation drillhole KIH4 was drilled as a stepback hole 27m from KIH1 (in between KIH1 and KIH3). This hole was drilled to a depth of 200m.

Provisional results from a portion of this hole have now been received.

KIH4 results received to date from the interval 49m to 153m

Drillhole	Depth (m)	Intersection Width (m)	Zn Value	Pb Value	Ag Value	As Value	Cd Value
KIH4	57-59	**2**	1.0%	0.3%	11 g/t	206 g/t	6 g/t
	66-67	**1**	0.6%	**2.6%**	21 g/t	200 g/t	136 g/t
	69-71	**2**	1.3%	-	-	596 g/t	3 g/t
	80-90	**10**	**3.0%**	1.4%	12 g/t	350 g/t	72 g/t
(includes	*80-85*	***5***		***2.1%)***			
	96-105	**9**	***>4.5%**	1.5%	31 g/t	401 g/t	164 g/t
(Results for Zn are provisional – range from **4.2%**Zn to **>6%**Zn)*							
	108-109	**1**	1.7%	0.4%	23 g/t	549 g/t	51 g/t
	110-112	**2**	***>5.4%**	**2.7%**	**194 g/t**	500 g/t	268 g/t
(Results for Zn are provisional – range from **3.9%**Zn to **>7%**Zn)*							
	125-139	**14**	1.8%	0.6%	4 g/t	150 g/t	49 g/t

Reverse circulation drillhole KIH5 was drilled 400m northeast and along strike from KIH1. This hole was drilled to 150m. Results from a portion of this hole have now been received:

KIH5 results received to date from the interval 19m to 106m

Drillhole	Depth (m)	Intersection Width (m)	Zn Value	Pb Value	Ag Value	As Value	Cd Value
KIH5	52-83	**31**	1.0%	0.3%	5 g/t	118 g/t	17 g/t
(includes	*77-83*	***6***	***2.0%***				
	91-106	***15**	*1.1%	*0.4%	*7 g/t	*401 g/t	*68 g/t
(includes	*96-103*	*7*	*1.5%*	*0.6%*	*8 g/t*	*573 g/t*	*102 g/t*
(* Last assay result received still in mineralisation – further results to come)							

Further results will be reported as they are received.

Samples are collected for every one metre downhole interval, split on site to approximately 3 kg and the entire sample fraction is pulverised prior to mixed-acid digestion and analysis by ICP-OES for 13 elements.

In addition to the Zn and Pb geochemical anomaly currently being drilled by the Company, Billiton's previous prospecting also identified several other areas of geochemical and rock-chip anomalies within PL 69/2003. Significant results were reported from trenches excavated into a geochemical anomaly 10 kms south of the planned drilling programme which returned values of 3.98% Zn, 102 ppm Ag, 12.4% Pb and 1.6% vanadium (V). Six drillholes drilled in this area, intercepted gossanous material and highly anomalous Zn, Ag and Pb mineralisation. The mineralised area is folded and sheared and although Billiton recommended that follow-up work be completed to better determine the controls on mineralisation, no further work was undertaken.

Mount Burgess now holds title for precious metals and basemetals over continuous prospecting licences on either side of the Botswana/Namibia border. The tenement holding covers an entire fault-bounded Proterozoic-aged carbonate sub-basin. Recent research by the Company into mineralisation models in Namibia and Botswana indicates that strong potential exists for sediment-hosted base and precious metals deposits in this sub-basin, particularly for sedimentary exhalative ("sedex") - type and Mississippi Valley ("MVT") - type deposits such as those at Tsumeb and Berg Aukas.

BASEMETALS EXPLORATION
TSUMKWE (AHA), Namibia
EPL 3022
(MTB (Namibia) (Proprietary) Ltd 100%)

During the quarter exploration for basemetals mineralization in Namibia, along strike and over the border from the Kihabe project in Botswana, continued.

A 2,800 sample soil geochemistry programme covering a 15 km E-W by 20 km N-S area in the Aha Ranges region near the Namibia/Botswana border was completed. To date, only 355 samples have been analysed due to the prioritisation of drilling samples.

Notwithstanding, results from the first 355 samples collected close to the Namibia/Botswana border returned anomalous results for Zn, Pb and As from a zone of some 1.2 km in width along the sample line, confirming the Company's belief that the previously unexplored Namibian portion of the sub-basin is equally prospective for significant basemetals occurrences.

Analytical determinations for the remaining 2,445 samples will be carried out as soon as the drill sample analysis work is completed.

GLOSSARY

1 *Gravity survey is a survey conducted with the use of a gravimeter which measures and records the varying densities of the various rock types within the area surveyed, e.g. if a kimberlite has intruded the country rock within an area surveyed, its density should be different to that of the country rock and when measured and recorded should show up either as a positive or negative anomaly in contrast to the country rock.*

2 *Kimberlitic indicator minerals are minerals that are found in kimberlites. When weathering occurs they shed from kimberlites and can then be found in areas that have drained from the kimberlites. The most common kimberlitic indicator minerals are pyrope garnet, ilmenite and chrome diopside.*

3 *Class 1 grains do not show any signs of wear and still have remnants of their original surface.*

Class 2 grains show signs of a slight amount of wear to their surfaces but still have remnants of their original surface.

Class 3 grains show signs of moderate to extensive amounts of wear to their surfaces but still have remnants of their original surface.

Class 4 grains do not show any signs of wear to their surfaces.

Class 5 grains show signs of a slight amount of wear to their surfaces.

Class 6 grains show signs of moderate to extensive amounts of wear to their surfaces.

The amount of wear to the surfaces of kimberlitic indicator mineral grains is used as a general guide to determine the distance the grains have travelled from their kimberlite source.

4 *One of the methods applied in exploring for kimberlites is to collect loam samples from the surface of the ground and determine whether they contain kimberlitic indicator minerals. If loam samples are found to contain kimberlitic indicator minerals, it is possible that a kimberlite could be within or close to the area being sampled.*

5 *G10 (Group 10) garnets belong to Dawson and Stephens' (1975) diamond-inclusion garnet group. G10 garnets are similar to garnet inclusions often found within diamonds, indicating that G10 garnets are likely to be derived from deep-seated sources within the diamond stability field. The presence and number of G10 garnets can be used as a guide to diamond potential.*

All information in this report pertaining to ore reserves, mineral resources and exploration results, together with any related assessments and interpretations, has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.

CORPORATE

Placements

On 31st July 2003, the Company announced that it had completed a placement of 5,000,000 fully paid ordinary shares at 8¢ per share, raising an additional $400,000.

On 22nd October 2003, the Company announced that it had completed a placement of 6,000,000 fully paid ordinary shares at 14¢ raising an additional $840,000.

Shareholder Updates

Any shareholders wishing to remain updated on the Company's activities can either:

a) Visit the Company's website at www.mountburgess.com; or

b) have any announcements emailed to their email address. Please send email addresses to anne@mountburgess.com.



Mount Burgess Mining N.L.
Kihabe Project - Botswana
Drill Section Looking Grid West
KIH003 (MTB)
KIH004 (MTB)
AP0011 (Billiton)
KIH001 (MTB)
KIH002 (MTB)
0mRL
Sand Cover
Awaiting Results
KIH004
10m@3.0% Zn
1.4% Pb
12g/t Ag
(80-90m)
AP0011
30m@2.8% Zn
0.9% Pb
21g/t Ag
(70-100m)
-50mRL
KIH003
9m@2.5% Zn
1.1% Pb
61g/t Ag
(105-114m)
9m@>4.5% Zn
1.5% Pb
31g/t Ag
(96-105m)
KIH001
30m@2.4% Zn
0.8% Pb
34g/t Ag
(68-98m)
2m@>5.4% Zn
2.7% Pb
194g/t Ag
(110-112m)
-100mRL
2m@64g/t Ag
0.4% Cu
(118-120m)
120m
Abandoned
127m
Abandoned
14m@1.8% Zn
0.6% Pb
4.0g/t Ag
(125-139m)
150m
Inferred Contact
-150mRL
Dolomite
Sandstone
?
200m
30m
>= 0.5% Cu
>= 0.5% Zn



Mount Burgess Mining N.L.
Kihabe Project - Botswana
Drill Section Looking Grid West
KIH005 (MTB)
0mRL
Sand Cover
Awaiting Results
?
-50mRL
31m@1.0% Zn
0.3% Pb
5.0g/t Ag
(52-83m)
Dolomite
Sandstone
15m@1.1% Zn
0.4% Pb
7.0g/t Ag
(91-106m)
-100mRL
Inferred Contact
Awaiting Results
150m
30m
>= 0.5% Zn



Zn ppm
911
358
235
181
141
119
103
92
82.5
73.1
63.8
56.2
49.7
44.7
39.2
31.6
7.04
500m
KIH2
AP011
KIH1
KIH4
KIH3
AP12
25-38m 13m@1.24% Zn, 0.60% Pb, 9.8g/t Ag
73-81m 8m@0.78% Zn, 0.32% Pb
KIH6
Awaiting Results
KIH5
52-83m 31m@1.0% Zn, 0.3% Pb, 5g/t Ag
91-106m 15m@1.1% Zn, 0.4% Pb, 7g/t Ag
AP11
21-35m 14m@0.61% Zn, 0.59% Pb
44-58m 14m@1.91% Zn, 0.5% Pb
70-100m 30m@2.76% Zn, 0.91% Pb, 20.9g/t Ag
KIH1
68-98m 30m@2.41% Zn, 0.80% Pb, 33.7g/t Ag
KIH3
105-114m 9m@2.5% Zn, 1.1% Pb, 61g/t Ag
118-120m 2m@64g/t Ag, 0.4% Cu
KIH4
80-90m 10m@3.0% Zn, 1.4% Pb, 12g/t Ag
96-105m 9m@>4.5% Zn, 1.5% Pb, 31g/t Ag
110-112m 2m@>5.4% Zn, 2.7% Pb, 194g/t Ag
125-139m 14m@1.8% Zn, 0.6% Pb, 4g/t Ag
Billiton Botswana (Pty) Ltd Drillhole (1982)
Mount Burgess Mining N.L. Drillhole (2003)
NAMIBIA
BOTSWANA
MOUNT BURGESS MINING N.L.
Kihabe Project - Botswana
Zinc Soil Geochemical Anomaly
showing Historical and Recent
Drilling Intersections
499500 mE
500000 mE
500500 mE
501000 mE
501500 mE
502000 mE
502500 mE
503000 mE
7823000 mN
7822500 mN
7822000 mN
7821500 mN
7821000 mN
7820500 mN

MOUNT BURGESS MINING N.L.

ACN: 009 067 476

Level 5, 178 St Georges Terrace, Perth, Western Australia, 6000
PO Box 7200, Cloisters Square, Perth, Western Australia, 6850
Telephone: (61 8) 9322 6311 Email: mtb@mountburgess.com
Facsimile: (61 8) 9322 4607 Website: www.mountburgess.com

Our Ref: ASX Announcements
12 November 2003

The Australian Stock Exchange Limited
Company Announcements Office
10th Floor
20 Bond Street
Sydney NSW
Australia

Dear Sir,

Kihabi Basemetals Project PL 69/2003 Botswana
Significant Zones of Basemetals Mineralisation 1.6km along strike

Preliminary results have been received from a portion of a **RC drill hole KIH7 which was drilled 1.6km along strike** from the original drill hole KIH1, the results from which were announced to the market on the 10th October 2003.
The portion of KIH7 assayed so far was from 79m to 127m. **The entire 48m intersection contained significant grades of zinc and also zones of significant lead, silver, cadmium and arsenic mineralisation as follows:**

KIH7 Preliminary results

Drillhole	Depth (m)	Intersection Width (m)	* Zn Value	Pb Value	Cu Value	Ag Value	As Value	Cd Value
KIH7	79-127	**48**	2.84%	1.64%		29.8 g/t	256.5 g/t	89 g/t
includes	83-85	**2**	3.18%					
	85-88	**3**	3.70%	1.96%		21.3 g/t	361.7 g/t	221.0 g/t
	88-90	**2**	2.30%	1.72%		30.0 g/t	551.5 g/t	115.0 g/t
	90-91	**1**	5.51%			18.0 g/t	169.0 g/t	273.0 g/t
	91-92	**1**	2.27%			62.0 g/t	255.0 g/t	
	95-96	**1**		6.12%	2.58%	1549.0 g/t	66.0 g/t	
	99-105	**6**	2.64%	1.94%		54.2 g/t	174.0 g/t	80.2 g/t
	105-110	**5**	6.36%	3.62%		62.8 g/t	582.2 g/t	153.8 g/t
	110-112	**2**	3.10%	1.15%		36.5 g/t	395.0 g/t	120.5 g/t
	115-117	**2**	3.20%	1.28%		14.5 g/t	145.5 g/t	158.0 g/t
	117-120	**3**	2.67%			12.0 g/t	134.0 g/t	95.7 g/t
	120-122	**2**	3.36%	2.95%		26.0 g/t	314.0 g/t	70.0 g/t
	122-123	**1**		3.91%		22.0 g/t	133.0 g/t	
	123-127	**4**	2.58%	3.02%		20.3 g/t	257.8 g/t	59.5 g/t

* Intersection grades have been calculated using a 2% low grade cut for zinc.

Further results will be reported as they become available.

The drilling rig that conducted this drilling is currently drilling on the company's diamond exploration project in Namibia and will return to this project shortly.

Yours faithfully,
J J Moore
Director

All information in this report pertaining to exploration results, together with any related assessments and interpretations, has been approved for release by Mr J J Moore, B (App) Sc.,M.Aus.I.M.M., a qualified geologist and full-time employee of the Company, with more than five years experience in the field being reported on.



Mount Burgess Mining N.L.
Kihabe Project - Botswana
Drill Section Looking Grid West
KIH6 (MTB)
AP12 (Billiton)
KIH7 (MTB)
0mRL
0mRL
Sand Cover
Sandstone
13m@1.24% Zn
0.60% Pb
9.8g/t Ag
Awaiting Results
Awaiting Results
-50mRL
-50mRL
8m@0.78% Zn
0.32% Pb
Dolomite
48m @ 2.84% Zn
1.64% Pb
29.8g/t Ag
100m
-100mRL
-100mRL
Inferred Contact
Awaiting Results
142m
151m
30m
>= 0.5% Zn